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                       [NATIONWIDE INSURANCE LETTERHEAD]


November 10, 1997


VIA ELECTRONIC TRANSMISSION


The United States Securities and
  Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

RE: Nationwide Variable Account-II
    Nationwide Life Insurance Company
    SEC File No. 333-8967
    Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Nationwide Variable Account-II respectfully submits a request for withdrawal of the above-referenced Registration Statement (SEC File Number 333-8967). This Registration Statement has not become effective. Nationwide Variable Account-II will continue to operate as a registered investment company under the Investment Company Act of 1940.

If you have any questions concerning this matter, please contact Theresa Schaefer at (614) 249-7470.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY


W. Sidney Druen
Senior Vice President - General Counsel
  and Assistant Secretary

WSD/mes

cc: Edward MacDonald